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Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

Radiation Therapy Services Holdings, Inc.

	Predecessor
				Successor
	Year Ended December 31,
			Period From January 1 to February 21, 2008	Period From February 22 to December 31, 2008
					Year Ended December 31, 2009	Year Ended December 31, 2010
	2006	2007
Pre-tax income before before adjustment for noncontrolling interests in consolidated subsidiaries	49,886	42,644	(10,283)	(4,266)	(6,713)	(126,600)
(Income) Loss from equity investees	128	46	(39)	118	(880)	(1,001)
Distributed income of equity investees	—	—	—	—	301	(1,007)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(580)	(1,211)	(19)	(2,483)	(1,835)	(1,698)
Fixed Charges	13,376	21,298	4,981	57,070	65,138	62,489

Earnings	62,810	62,777	(5,361)	50,439	56,010	(67,817)

Interest expense	12,570	20,250	4,783	55,863	63,119	59,098
An estimate of the interest within rental expense	806	1,048	198	1,207	2,018	3,392

Fixed Charges	13,376	21,298	4,981	57,070	65,138	62,489

Ratio of earnings to fixed charges	4.70	2.95	—	—	—	—

Deficiency to cover charges(2)	—	—	10,341	6,631	9,128	130,306

(1)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtness including amortization of deferred financing costs and the portion of operating lease rental expense that is representative of the interest factor.

(2)
Coverage deficiency represents the amount by which earnings were insufficient to cover fixed charges.

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  Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges Radiation Therapy Services Holdings, Inc.